Mail Stop 4561

July 11, 2008

By U.S. Mail and Facsimile to: (312) 444-5592

Steven L. Fradkin
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

      Re: Northern Trust Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Definitive Proxy Statement on Schedule 14A filed March 10, 2008
              Form 10-Q for the Quarterly Period Ended March 31, 2008
              File No. 000-05965

Dear Mr. Fradkin:

We have reviewed your response filed with the Commission July 9, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007
Item 1A - Risk Factors, page 25

1.   We note your response to our prior comment no. 1, specifically that you will in the future, "where appropriate, subdivide some of the categories into paragraphs or bullet points…." We continue to believe that Item 503(c) of Regulation S-K calls for a very specific format, namely "a discussion of the *most significant* factors" that make investment in the issuer's securities risky. Each risk factor

should be set forth individually, with a clear subheading describing the risk, and a discussion that adequately describes the risk in clear, concrete terms specific to the issuer, quantifying those terms where appropriate. In your response, please indicate your intention to revise your risk factors accordingly in future filings.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3436 with any questions.

Sincerely,

Gregory Dundas
Staff Attorney